

Raphael John Carbonell Oriel · 3rd

Fintech I Corporate Development I Entrepreneur I Impact Investor

Manhattan Beach, California, United States · Contact info

500+ connections

Talino Venture Labs

University of San Francisco

Experience

Corporate Development Lead

Talino Venture Labs · Full-time

Jul 2021 – Present · 4 mos

Manhattan Beach, California, United States

Talino Venture Labs is a global venture builder for Inclusion Technology.

Through our portfolio's innovative technology and market-shaping business strategy, underserved markets around the world get access to services and safety nets they need to survive—and thrive—in a world shaped by continuous digital transformation and new pandemic-born challenges.

We have offices in Los Angeles, Singapore, Bahrain, and the Philippines.

Talino Venture Labs | The home of award-...

Board Member

Premier Asia Pacific Real Estate & Development, Corporation

Jun 2017 – Present · 4 yrs 5 mos

Bonifacio Global City, Taguig, Metro-Manila, Philippines

Full service real estate brokerage for commercial and residential properties in the Philippines specialising in international marketing and advertising, joint ventures, and business development.

Premier Asia Pacific Real Estate &...

Member of the Board Of Directors

Lombard By The Bay

Nov 2017 – Present · 4 yrs

Bonifacio Global City, Taguig, Metro-Manila, Philippines

Lombard By The Bay is a world-class township development located in Montemaria, Batangas City, the Philippines. Montemaria is home to the World's largest statue of Mother Mary and an international tourism destination of over 1 million visitors per year.

...see more

Lombard By The Bay - World-class township...

General Partner

One Global Management Company, Inc.

Jul 2019 – Present · 2 yrs 4 mos

Los Angeles Metropolitan Area

One Global Management Company, Inc. is a business development consulting firm helping companies grow in the USA and Asia Pacific.

One Global Management Company

Member

Secretariat of the International Conference of Asian Political Parties

Jan 2015 – Present · 6 yrs 10 mos

NCR - National Capital Region, Philippines

The International Conference of Asian Political Parties (ICAPP) is an annual international conference where former, present, and future government leaders and heads of industry meet and exchange ideas. The organisation was first launched in Manila, Philippines in September 2000.

...see more

International
Conference of Asian...



Media Consultant

Show 4 more experiences

Education

University of San Francisco
Bachelor of Arts (B.A.), Fine Arts With An Emphasis in Graphic Design
2002 – 2006